Filed Pursuant to Rule 425
Filing Person: The Procter & Gamble Company Subject Company: The Gillette Company Commission File No.: 1-922

P&G/Gillette
Questions and Answers

Q1. Why is this deal a good idea?

This deal combines two best in class companies creating what investor Warren Buffett describes as “the greatest consumer products company in the world.” Together, we’ll have a combined portfolio of 21 billion dollar brands and the #1 market position in categories representing two-thirds of total sales. Also, both companies have strong track records in innovation: in fact, P&G has generated roughly $5 billion in retail sales in new categories, while Gillette has also created almost $5 billion in new sales from products launched in the past five years. In addition, both companies can leverage strong go-to-market capabilities to build retailer partnerships. This deal positions both companies for stronger sustainable growth in the future.

Q2. How is P&G going to pay for this?

P&G will exchange 0.975 share of common stock for each share of Gillette common stock. Over the next 12-18 months, the Company plans to buy back $18-22 billion of its common stock resulting in a financing structure of approximately 60% stock and 40% cash. The cost of this deal is approximate $57 billion.

Q3. $57 billion is a high price to pay--is P&G paying a premium for this company?

The price is a fair valuation for a quality, respected global business operating at such a high level of performance. There are many reasons this is an attractive deal--the growth prospects for the combined businesses are attractive, the innovation pipelines are strong, the cost and revenue synergies of the combination are attractive and this accelerates P&G’s overall portfolio shift to faster growing, higher margin more asset efficient businesses.

Q4. How will this deal affect employees?

Position reductions of the combined company are estimated at approximately 6,000 employees. This is about 4% of the combined companies’ workforce of 140,000. Reductions will occur across the combined company as we look for ways to integrate headquarters and business unit operations; it is premature to speculate on specific impacts. The management of the combined company will make every effort to retain the best employees from both companies. We are committed to keeping employees up to date as decisions are made.

Q5. What are the potential regulatory/anti-trust barriers for this deal? What brands might you have to sell?

We will work closely with regulators to review this deal. While there are a few product overlaps between the two companies, we are confident we can resolve any issues. We compete in a dynamic and highly competitive marketplace. We have a good track record of working with regulators in the competitive consumer marketplace.

Q6. What approvals are required to complete the deal?

Both companies have signed the deal. Shareholders at both companies will be asked to approve the transaction; this will occur by mid-May. The deal is subject to all the normal regulatory and governmental approvals in various markets including the European Union and the US. We hope to close the deal by fall 2005.

Q7. What will be the affect on the Boston community?

We plan to maintain a presence in the Boston area. It would be premature to say any more at this time. P&G has a long history of community involvement and support. Gillette has a long-term deal for Gillette Stadium and we couldn’t be happier to be associated with the World Champion New England Patriots - and we’re hoping for a repeat.

Q8. Who are the bankers on the deal?

Merrill Lynch is representing P&G and Goldman Sachs/UBS are representing Gillette.

The Companies At A Glance:

	P&G-‘03/04	Gillette ‘04
Sales	$51.4 billion	$10.3 billion est.
Earnings	$6.5 billion	$2.3 billion est.
Dividends	$2.46	$0.65 (in 2003)
R&D Expenditures	$1.8 billion	-$202 million (in 2003) -Not available yet for 2004
Leading Brands	Tide, Always, Iams, Pantene, Charmin, Bounty, Actonel, Crest, Ariel, Downy, Pampers, Pringles, Folgers, Wella, Olay, Head & Shoulders	Mach3, Gillette, Oral B, Duracell, Braun
Brands w/Sales > $1 billion	16	5
Number of Employees	110,000	30,000
Manufacturing	106 in 41 countries	31 plants in 14 countries Brazil, Mexico, Belgium, Czech Republic, France, Germany, Ireland, Poland, Russia, Spain, United Kingdom, United States, China, India
R&D Centers	20 in nine countries	3-Germany, United Kingdom, United States
Chief Executive	A. G. Lafley, Chairman, President and Chief Executive	James M. Kilts, Chairman, President and CEO

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.

Forward-Looking Statements

        All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the Company’s pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.